EXHIBIT 99.1
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                       CANADIAN NATURAL RESOURCES LIMITED
                    AWARDS MAJOR CONTRACTS FOR BAOBAB PROJECT
            CALGARY, ALBERTA - JULY 21, 2003 - FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural") announces the award of three major contracts for the development of the Baobab Field, offshore Cote d'Ivoire, West Africa.

The Baobab Field, located on Block CI-40 25km offshore Cote d'Ivoire, has estimated recoverable reserves of 200 million barrels of 23o API oil. Canadian Natural is the operator with a 57.61% equity interest in Block CI-40. Partners in the block are PETROCI Holding with a 15.00% interest and Svenska Petroleum Exploration AB with a 27.39% interest. Hydrocarbons will be delivered from subsea well clusters to a Floating Production Storage and Offtake ("FPSO") vessel with a storage capacity of 2 million barrels. Oil production, which is expected to commence in the second quarter of 2005 and subsequently peak at 60,000 barrels per day, will be sold directly from the FPSO with the associated natural gas being transported to shore via the Espoir Field infrastructure, which is also operated by Canadian Natural. Canadian Natural has entered into an agreement with SOGEPE, a Government agency, for the sale of this associated gas to provide power generation in Cote d'Ivoire.

Transocean will supply the deepwater drilling rig, the Transocean Richardson, to drill the eight producing and three water injector wells in a water depth of approximately 4,000 feet. The drilling of these wells will commence in the last quarter of 2003. FMC-Kongsberg will supply the subsea Xmas trees, manifolds, flowlines, controls and associated equipment, while MODEC will supply and operate the FPSO. A fourth major contract for the supply of pipelines, risers and installation of all of the subsea equipment is still to be awarded.

John Langille, President of Canadian Natural commented, "Canadian Natural is now ready to move into the execution phase of the Baobab project and is demonstrating our continued commitment to the development of the offshore oil and natural gas in Cote d'Ivoire. This project exemplifies Canadian Natural's strategy of operating and developing reservoirs of oil and natural gas in its core operating areas."

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

For more information, please contact:

                       CANADIAN NATURAL RESOURCES LIMITED
                           2500, 855 - 2nd Street S.W.
                                Calgary, Alberta
                                     T2P 4J8

TELEPHONE:             (403) 514-7777                       ALLAN P. MARKIN       JOHN G. LANGILLE
FACSIMILE:             (403) 517-7370                              Chairman              President
EMAIL:                 investor.relations@cnrl.com
WEBSITE:               www.cnrl.com                           STEVE W. LAUT        COREY B. BIEBER
TRADING SYMBOL - CNQ:  Toronto Stock Exchange       Chief Operating Officer               Director
                       New York Stock Exchange                                  Investor Relations



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Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.
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